PROMISSORY NOTE

$474,892.87	February 1, 2013
Principal Amount

FOR VALUE RECEIVED, the undersigned, 22nd Century Limited, LLC. at 9530 Main Street, Clarence, New York 14031 promises to pay to the order of Office of Technology Transfer, North Carolina State University at Corporate Research I, 1021 Main Campus Drive, Raleigh, North Carolina 27606, or such other address directed by the holder hereof, the Principal Amount of Four Hundred Seventy Four Thousand Eight Hundred Ninety Two and 87/100 dollars ($474,892.87) lawful money of the United States, together with interest on the unpaid principal from time to time outstanding. This Promissory Note evidences a loan (the "Loan") made by Office of Technology Transfer, North Carolina State University to 22nd Century Group, Inc. in the Principal Amount hereof. Interest shall accrue at the rate of five percent per annum (5%).

Payment of the full Principal Amount plus accrued interest and other amounts due hereunder shall be due to holder of this Promissory Note on the earlier of (i) October 1, 2013 or (ii) immediately upon 22nd Century Group, Inc. or any affiliate of 22nd Century Group, Inc. closing an in-licensing agreement in which at least $1.5 million of upfront proceeds is paid at closing.

The indebtedness represented by this Promissory Note may be prepaid in whole or in part at any time without penalty with interest continuing to accrue at the rate of 5% per annum on the unpaid Principal Amount from time to time outstanding. The holder hereof will apply each payment first to accrued interest and then to repayment of Principal Amount.

The entire indebtedness represented by this Promissory Note shall, at the option of the holder hereof, be immediately due and payable upon the filing by or against the undersigned or any guarantor hereof of a petition for liquidation, reorganization, arrangement, adjustment of debts, adjudication as a bankrupt, relief as a debtor or other relief under the bankruptcy, insolvency or similar laws of the United States or any state thereof provided, in the case of a filing against the undersigned, it is not discharged within 30 days.

No failure by the holder hereof to exercise, and no delay in exercising, any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by such holder of any right or remedy hereunder preclude any other or further exercise thereof or the exercise of any other right or remedy. The rights and remedies of the holder hereof as specified herein are cumulative and not exclusive of any other rights or remedies which such holder may otherwise have.

No modification, rescission, waiver, forbearance, release or amendment of any provision hereof shall be made, except by a written agreement duly executed by the undersigned and the holder hereof.

The undersigned and all endorsers of this Promissory Note hereby waive presentment, demand, and protest of this Promissory Note and notice of any thereof.

The undersigned promise to pay all costs and expenses incurred in collecting any amount owing by, or enforcing any of the rights of, the holder hereof pursuant to this Promissory Note, or realizing upon any collateral securing this Promissory Note, including, without limitation, the reasonable fees and disbursements of counsel for the holder hereof.

This Promissory Note shall be governed by the laws of the State of North Carolina. The undersigned hereby irrevocably submits non-exclusively to the jurisdiction and venue of the courts of the 10th Judicial District of the State of North Carolina and the United States of America, for the Eastern District of North Carolina, for the purpose of any legal or equitable action or proceeding brought in any such court by the holder hereof with respect to or arising out of this Promissory Note.

22nd Century Limited, LLC.

/s/ Joseph Pandolfino

Joseph Pandolfino

Chief Executive Officer